UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

TerraCycle US Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-2479091
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

121 New York Avenue Trenton, NJ	08638
(Address of principal executive offices)	(Zip code)

(609) 656-5100

(Registrant’s telephone number, including area code)

Class A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Unless the context requires otherwise, references in this Annual Report to the term “TerraCycle,” “we,” or “the Company” refers to TerraCycle US Inc. and its consolidated subsidiaries. The term “TCI,” or “parent” refers to our parent company, TerraCycle, Inc.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Unless otherwise indicated amounts in this Annual Report are in thousands.

Item 1. BUSINESS

TerraCycle’s Business

Overview:

Our parent company, a global leader in the collection and recycling of traditionally hard-to-recycle waste, operates through subsidiaries in the Americas, Europe, Asia-Pacific, and Oceania. Our wholly owned subsidiary, TerraCycle US, LLC, has been operating in the U.S. since January 1, 2014, assuming all income and expenses related to our parent company’s U.S. operations. We conduct business exclusively through this subsidiary (and its subsidiaries, which include companies we have acquired), which has generated revenue every fiscal year since its inception.

Our mission is to eliminate waste while maintaining a profitable business. We focus on hard-to-recycle waste streams by creating national collection platforms funded by consumer product companies, retailers, cities and municipalities, manufacturers, distribution centers, small businesses, and individuals. The collected waste is recycled and sold to manufacturers to create new products, and where possible, we work to integrate hard-to-recycle materials into specific products.

For the past two decades, we have focused on this underdeveloped area of recycling, achieving profitability over several years. Most waste streams are not recycled because the cost of collection and processing exceeds the value of the recovered material. To address this, we have developed innovative business models that generate value beyond the material itself, enabling us to recycle items such as toothpaste tubes, contact lens cases, water filters, candy wrappers, coffee bags, and packaging for fragrances, skincare, and haircare products, among many others.

Our Operations teams manage our owned sorting and processing centers located in Illinois, Massachusetts and New Hampshire, as well as source and onboard third-party material processors who convert the collected materials according to TerraCycle's specifications. Materials are processed through mechanical sortation, conversion and compounding to produce new recycled raw materials which are then used in manufacturing new products.

We can recycle the wastes collected through these programs into new materials and sell them to companies that make new products with the recycled materials. The principal types of waste we process are combinations of HDPE/PP, PET, aluminum, and other traditionally non-recyclable combinations that include engineering grade plastics. The principal outputs of our process are lower-end material mixtures (often comprised of multiple polymers), which can be used by manufacturers that produce industrial-type products that are typically of simple design and less sensitive to material composition. Some examples of these products include plastic lumber, plastic containers, plastic shipping pallets and dunnage (large containers used for carrying objects).

Main Business Units / Principal Products and Services

As of December 31, 2024, we operated four principal business divisions that generate revenue: Sponsored Waste, Zero Waste Box, Material Sales and Regulated Waste.

Sponsored Waste (SW)

We design and administer turnkey programs through which we bring manufacturers or brands and the public together to recycle certain categories of products and/or packaging that the manufacturers produce. These programs are sponsored and funded by manufacturers or brands and are free to the public and offered on our website, www.TerraCycle.com. For example, Colgate has contracted with us to launch and manage a national recycling program to collect and recycle its oral care products and packaging. These programs generally offer the individuals and entities collecting the waste “TerraCycle Rewards”, which are points that can be converted into donations to charities. Everyone, including individuals, schools, office buildings, municipalities, etc. may sign up through our website to become a collector of any brand-sponsored waste. After signing up, a collector would begin collecting the waste in any box, which when full, would be shipped to one of our warehouses using a free third-party logistics provider mailing label that can be downloaded from the TerraCycle website.

The costs for i) shipping the waste to our warehouse for storage, ii) to our recycling partners, and iii) and charity donations/gifts associated with each shipment are incorporated into the pricing of our waste collection services in our contracts with the sponsoring brands. The sponsoring brand also pays us a management fee for administering the program as well as for significant marketing and promotional services in many cases.

The waste items collected from the programs are sorted, aggregated, and stored in our warehouses until there is sufficient quantity of a particular type of waste from which we can economically recycle into raw or new materials. We arrange for the waste to be transported and recycled from the warehouses to one of our owned or a third-party recycling facility. If a third-party, we pay the recycling center to clean, shred and recycle the waste into new plastic pellets, according to our specification. Non-compliant materials (e.g. products unrelated to category), contamination (e.g. food or other residual products), or material loss during processing (e.g. burn-off or fall-out) may impact the full extent of material recovery.

As a result of this integrated level of services, we do not see a lot of competition in this space.

The SW division generated $12.8 million of revenue in 2024.

Zero Waste Boxes (ZWB)

We sell Zero Waste Boxes directly or through purchase orders to customers who wish to collect a specific waste stream (like coffee capsules) or category of waste (such as non-compostable kitchen or bathroom waste) not sponsored by a brand. For example, customers can buy a box to recycle coffee capsules or baby food pouches. Once a box is filled with the specified waste, the customer arranges a third party logistic provider pick up to collect and deliver the waste to our warehouse for sorting, aggregation, storage, and ultimately recycling into new materials. The boxes are affixed with a prepaid shipping label.

We also sell these boxes directly to end users through our website, to resellers (like Staples), to major corporate customers (like Amazon) and to event organizers, such as conferences or concerts that seek to reduce their waste footprint. We also provide private label box services for companies and distributors that seek to offer a recycling option as part of their sale or service. Pricing of the boxes depends on size, weight, costs to recycle, value of recycled materials, and the complexity of the sorting required.

Similar to the waste items collected from the SW division, we arrange for waste to be transferred from the warehouses to a third-party recycling facility once there is sufficient quantity of a particular waste that can be recycled. The cost of transportation of waste items from the warehouse to the recycling center, as well as the cost of recycling, are factored into the cost of the box sold to the customer.

This division focuses on offering recycling services direct to consumers and industries for waste streams that are not frequently recycled, such as disposable masks, alkaline batteries, children’s toys, etc., where we have not witnessed much economic incentive to collect and recycle them. We are not aware of much competition for many of the waste streams collected through zero waste boxes, and know of no other company that provides a similar service for diverse categories of generally non-recyclable waste. However, in recent years, we have seen more companies enter into this kind of recycling service on a specific waste stream by waste stream basis with similar box and/or collection receptacles, particularly at major retailers.

The ZWB division generated $15.3 million of revenue in 2024.

Material Sales (MS)

TerraCycle recycles a wide range of traditionally non-recyclable materials collected through the Sponsored Waste and Zero Waste Boxes programs. In some cases, our Material Sales team works with our R&D team to recycle collected waste into a format that meets the unique specifications requested by the buying parties. In our R&D lab at our Company headquarters in Trenton, NJ, we perform sample testing; outsource any production work to strategic processors to ensure the sample meets client needs. When an order is ready to move into production, aggregated loads of materials from our storage facilities are transported to one of several third-party processing facilities. This third-party recycling center will then perform the necessary processing work (such as shredding, washing, drying, pelletizing, compounding, etc.) to produce recycled pellets that meet customer specifications and often the processed materials are sent to our client’s third-party manufacturer for immediate incorporation into new products.

The MS division generated $2.6 million of revenue in 2024.

Regulated Waste (RW)

The Regulated Waste division includes: the sale of boxes for the pre-paid return of light bulbs and electronics, bins for the return of batteries; bulk collections of universal waste from factories, office buildings and hotels and, the Bulb Eater bulb crusher, which concentrates the mercury from light bulbs using manufactured parts and is assembled at our facility in Illinois.

RW also includes acquired companies Complete Recycling Solutions, acquired in May 2023 with locations in Massachusetts and New Jersey, and North Coast Services LLC (NCRS), acquired in September 2024 with a location in New Hampshire. Through CRS, we recycle lighting and electronic waste including materials such as mercury-bearing lamps, electronics and cathode ray tubes, mercury devices, batteries, PCB (Polychlorinated biphenyls) and Non-PCB lights ballasts.

Principally operating in Maine and New Hampshire, NC collects and assures processing or reuse of Universal Waste (principally light bulbs) and e-waste (principally televisions) and well as facilitates secure data destruction services. Universal Waste is further defined at (https://www.epa.gov/hw/universal-waste). In Maine, where the state has legislated for e-waste to be dropped off at a range of state-owned transfer stations, NC is approved for collections from all such Maine facilities.   In both Maine and New Hampshire, and to a limited extent other nearby New England states, NC collects from schools, universities, health care institutions, environmental service companies, light industrial facilities and from businesses. We do not own and operate Universal Waste processing facilities; rather, all collected waste is shipped directly to third-party EPA (Environmental Protection Agency) registered Universal Waste processing companies.

The main industries served by our regulated waste line of business are contractor, distribution, government and various commercial businesses including manufacturing and property management companies. There is competition in the Universal Waste space, as there are companies, many much larger than us, that collect and process Universal Waste. The main industries served by our regulated waste line of business are contractor, distribution, government and various commercial businesses including manufacturing and property management companies. We believe that we can differentiate in this space publicity because of our name and reputation, our ability to tap into our significant corporate customers, and our unique synergies between our various business units and service offerings, including our rare ability among waste collectors to generate favorable publicity for our clients.

The RW division generated $12.9 million of revenue in 2024.

Employees

Our workforce is comprised of our employees (both full-time and part-time), employees of our parent company who spend a portion of their time to help manage our day to day operations (discussed in more detail under the “Interest of Management and Others in Certain Transactions” section below), and independent contractors.

Regulation

Our core business offering is to collect, store, transport, and recycle post-consumer materials.  These materials are generally not hazardous and are not subject to federal or state regulations (subject to the CRS recycling activities – as described below), as such regulations generally apply only to solid waste or hazardous materials.  Since the materials are not solid waste, TerraCycle is exempt from the requirements outlined by US EPA and the environmental departments of the 48 states in which we operate.

In some cases, we offer solutions for materials with potentially hazardous characteristics, such as aerosol containers. Shipping of aerosols is regulated by the US Department of Transportation, which provides for an exemption of limited quantity shipments of compressed gas. Our shipment of aerosols fits within the limited quantity exemption, and the aerosol canisters are shipped to third party aerosol recyclers that are licensed by the EPA.

During 2023, TerraCycle expanded its service to include recycling solutions for lighting and electronic waste, which may include materials such as mercury, PCB and Non-PCG lighting ballasts, cathode ray tubes, and batteries. We are able to offer these expanded services because CRS operates under a hazardous waste permit issued by the Massachusetts Department of Environmental Protection allowing for recycling of mercury containing devices and PCB ballasts under said permit.

Intellectual Property

Our parent company has registered a number of trademarks, including the Infinity Arrow logo, “TerraCycle”, TerraCycle + Infinity Arrow logo (lockup) and “ELIMINATING THE IDEA OF WASTE”.

Neither we nor our parent company hold any patents and have not applied for any patents.

Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in such matters may arise from time to time that may harm the Company’s business. To the knowledge of management, there is no material litigation or governmental agency proceeding pending or threatened against the Company or any of its subsidiaries.

The Company’s Property

We own two adjacent buildings at our headquarters at 121 New York Avenue and 21 Hillside Avenue, Trenton, NJ. The buildings are offices for our and our parent company’s workforce. The buildings are estimated to be valued at approximately $1,000. A mortgage on 121 New York Avenue with $132 of principal and interest was paid off on February 7, 2024. The amount outstanding under that mortgage note payable was $0 and $135 on December 31, 2024 and 2023, respectively. The remaining mortgage on 21 Hillside Avenue was $154 and $174 as of December 31, 2024 and 2023, respectively. We receive income from our parent company for its pro-rata use of the buildings.

In 2022, we acquired a property in the Chicago area, (401 S. Highland Avenue), located in Aurora, IL for total consideration of $5,700 (the “Chicago Property”), of which amount $4,560 was financed. The mortgage on the building was approximately $4,288 and $4,426 as of December 31, 2024 and 2023, respectively. We operate this facility as a Materials Recovery Facility (MRF), leveraging it to the best of our ability to centralize our various leased warehousing needs resulting in efficiencies and savings.

There is currently excess capacity and space at this Aurora, IL MRF, which we believe positions us well for future growth and scaling as we can meaningfully expand without needing to lease additional space.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the years ended December 31,2024 and December 31,2023 should be read in conjunction with our consolidated financial statements and the related notes included in this Annual Report. The consolidated financial statements included in this Annual Report are those of TerraCycle US Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview and Recent Events

TerraCycle US Inc. was incorporated in Delaware in August 2017 by our parent company, TerraCycle, Inc. (“TCI Parent”) which continues to own 100% of our common stock which comprises 72% of total equity. The remaining 28% is held by stockholders from our Regulation A offering, which was conducted between January 10, 2018 and September 30, 2020. Our wholly owned subsidiary, TerraCycle US, LLC, is also our operating subsidiary and has been operating in the United States since January 1, 2014. The consolidated financial statements include the accounts of TerraCycle US, LLC and its wholly owned domestic subsidiaries, TerraCycle Regulated Waste, LLC, Complete Recycling Solutions, LLC and North Coast Services, LLC.

We conduct our business exclusively through our operating subsidiaries, which have generated revenues in each year since its inception. Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. We provide premium recycling services to manufacturers, or what we refer to as “brands”, retailers, organizations and consumers who pay us to recycle a product and/or package they manufactured or used.

On May 31, 2023, the Company acquired 100% of Complete Recycling Solutions, LLC (“CRS”), a lighting and electronic waste recycling solutions company with locations in Fall River, Massachusetts and Somerset, New Jersey. CRS recycles mercury-bearing lamps, electronics and cathode ray tubes, mercury devices, batteries, PCB and Non-PCB lighting ballasts.

On September 1, 2024, the Company acquired 100% of North Coast Services, LLC (“North Coast”). North Coast provides specialty waste handling and recycling services in the New England area of the United States.

Description of Business Segments

Our net sales are derived primarily from sale of products and services in four principal segments: Sponsored Waste (“SW”), Zero Waste Boxes (“ZWB”), Material Sales (“MS”), and Regulated Waste (“RW”). In addition, certain corporate items that are not managed directly by one of these segments are included in net sales.

1.	The SW segment designs and administers turnkey programs that bring manufacturers or brands and consumers together to recycle certain categories of products and/or packaging that the manufacturers produce and the consumers used. These programs are sponsored and funded by manufacturers or brands.

2.	The ZWB segment sells recycling services via Zero Waste Boxes. Through this program, Zero Waste Boxes are shipped to customers or clients to be returned once filled with the applicable waste stream not sponsored by a manufacturer or brand. At times, we work with some customers to design custom ZWB programs where we provide marketing and support services to help promote the collection of certain waste streams.

3.	The MS segment sells pre-processed waste directly to a recycler and recycled materials processed through our third party recycling facilities to manufacturers for use as raw materials used in making new products or packaging.

4.	The RW segment provides services to businesses for the effective and compliant collection and process of regulated, universal and hazardous waste.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with US Generally Accepted Accounting Principles (“GAAP”). The preparation of our financial statements requires us to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Our estimates are based on our historical experience, knowledge of current events and actions we may take in the future, and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The estimates affecting the consolidated financial statements include, but are not limited, to revenue calculations, allowance for credit losses, inventory provision, useful lives and impairment of long-lived assets, income tax provision, right-of-use assets, operating lease liabilities, fair value of assets acquired and liabilities assumed in a business acquisition and commitments and contingencies. Our significant accounting policies are described in Note 2 to the audited consolidated financial statements included in this Annual Report.

Operating Results

The following tables and discussion should be read in conjunction with the information contained in our historical consolidated financial statements and the notes thereto included elsewhere in this filing.

Our summary of operating results during the year ended December 31, 2024, and 2023 are as follows:

(In thousands)

	Year Ended December 31,		Change
	2024	2023	$	%
Revenues
SW	$12,804	$15,004	$(2,200)	(15)
ZWB	15,343	16,193	(850)	(5)
MS	2,598	2,572	26	1
RW	12,885	9,665	3,220	33
CORP	(505)	(151)	(354)	234
Total Revenue	43,125	43,283	(158)	(0)

Cost of sales	17,317	19,548	(2,232)	(11)
Gross profit	25,808	23,735	2,074	9
Operating expenses
Selling, general and administrative expenses	24,543	22,382	2,162	10
Foreign currency exchange	5	2	3	150
Income from operations	1,260	1,351	(91)	(7)
Other (income) expenses:
Interest income	(267)	(245)	(22)	9
Interest expense	270	254	16	6
Other expense	24	-	24	(100)
Total other expenses	27	9	18	200
Income before provision for income taxes	1,233	1,342	(109)	(8)
Provision for income taxes	382	389	(7)	(2)
Net income	$851	$953	$(102)	(11)

For the year ended December 31, 2024, our consolidated revenue decreased by $158 or less than 1.0%, to $43,125, down from $43,283, in the prior year primarily due to a decrease in waste collected and processed.

Sponsored Waste. During the year ended December 31, 2024, revenue decreased by $2,200, or 14.7%, as compared to the prior year, driven primarily by less waste collected per program, offset partially by an increase in the number of programs.

Zero Waste Boxes. During the year ended December 31, 2024, revenue decreased by $850, or 5.2% as compared to the prior year driven by decreased demand from both consumers and corporate customers.

Material Sales. During the year ended December 31, 2024, revenue was relatively flat, reflecting an increase of just $26, or 1.0% as compared to the prior year, driven by consistent year over year pricing and customer demand.

Regulated Waste. During the year ended December 31, 2024, revenue increased by $3,220 million or 33.3% as compared to the prior year, driven primarily by the incremental revenue from the acquisition of North Coast ($1,439) and a full year of revenue from CRS ($5,553) compared to the prior year that reflected just eight months of revenue given the acquisition was executed in May 2023.

Gross profit and margin

Gross profit of $25,808 for the year ended December 31, 2024, increased $2,074, or 9.0%, compared to $23,735 in the prior year. The improvement was driven by better pricing and reductions in cost of services which drove an increase in gross margin of 5.0% to 59.5% compared to 54.8% in the prior year.

Selling, general and administrative expenses

Selling, general and administrative expenses (“SG&A”) of $24,543 for the year ended December 31, 2024, increased $2,162 or 9.7%, compared to the prior year. This increase was driven primarily by having a full year of SG&A related expenses of CRS ($1,493) and another four months of expense ($800) stemming from the acquisition of North Coast on September 1, 2024. The increased operating expenses were also partially driven by increased Zero Waste Box marketing-related expenses ($290).

Other expenses (income)

Other expenses for the year ended December 31, 2024 was $27 compared to $9 in the prior year. The increase of approximately $18 was driven by a loss on the disposal of fixed assets in 2024 compared to the prior year where there were no such losses, December 31, 2023.

Provision for income taxes

Income tax provision decreased by approximately $7 to $382 for the year ended December 31, 2024 from $389 in the prior year, due to the lower level of before tax profits.

Net income

As a result of the foregoing, the net income of the Company decreased by approximately $102 for the year ended December 31, 2024, to $851, from $953 in same period last year.

Liquidity and Capital Resources

Cash Flow

Operating Activities

Net cash from operating activities was $2,755 during the year ended December 31, 2024, compared to cash provided by operating activities of $2,861 in the prior year driven primarily by unfavorable working capital changes.

Investing Activities

Net cash used in investing activities of $5,355 for the year ended December 31, 2024, was primarily driven by cash used for the acquisition of North Coast of $3,486, and capital expenditures of $1,869, compared to $8,543 used during the same period in 2023 of which $6,613 was used for the acquisition of CRS.

Financing Activities

Our financing activities used net cash of approximately $1,249 during the year ended December 31, 2024 as a result of the annual payment of dividends to common and preferred shareholders in the amount of $955, and repayment of long-term debt in the amount of $294 compared to $2,631 used in the same period in 2023.

Capital Resources

Management believes that the Company’s existing cash balances of $4,337 at December 31, 2024, along with cash expected to be generated from future operations, will be sufficient to fund activities for the foreseeable future.

Line of Credit

On August 15, 2024, the Company entered into a Business Loan Agreement (“Line of Credit”) with Citibank N.A. This agreement provides for an up to $5,000 on demand revolving credit facility to finance ongoing working capital needs. Borrowings on the line of credit are secured by the assets of the Company. The Line of Credit requires the Company to comply with two financial covenant requirements. A minimum income and cash flow requirement debt service coverage ratio and tangible net worth requirement leverage ratio. Borrowings on the line of credit will bear interest at a variable rate subject to change from time to time based on changes in an independent index equal to the Adjusted Term Secured Overnight Financing Rate (“SOFR”). This is the rate per annum equal to Term SOFR for an interest period of one month’s duration plus 0.11448% (11.448 basis points). If Adjusted Term SOFR at any time is less than 0.50%, Adjusted Term SOFR shall at such tines be deemed to be 0.50%. As of December 31, 2024, the Company had no outstanding balance on the Line of Credit.

Commitments

On March 27, 2014, TerraCycle US, LLC entered into a mortgage note payable to TD Bank, N.A. related to the purchase of office space located on 121 New York Avenue, Trenton, New Jersey. The principal amount of that loan was $300 and was subject to interest at 5.75%. The mortgage note was paid in full on February 7, 2024, for principal and accrued interest of $312. For details see Note 9 to the accompanying consolidated financial statements.

On May 26, 2016, TerraCycle US, LLC entered into a mortgage note payable with Bank of America Merrill Lynch related to the purchase of additional office space for the building located on 21 Hillside Avenue in Trenton, New Jersey. The principal amount of that loan was $300 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $154 and $174 at December 31, 2024 and 2023, respectively.

On a regular basis, the Company enters various transactions with TCI (its parent) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly global management fee charge from TCI, as well as the Company funding TCI with cash to cover such items as payroll. On December 31, 2024 and December 31, 2023, the Company had a net related party receivable from TCI in the amount of $2,723 and $720, respectively. On December 31, 2024 and December 31, 2023 the Company has a net related party receivable from other subsidiaries of TCI in the amount of $12 and $130, respectively, and has a net related party payable to other subsidiaries of TCI in the amount of $292 and $279, respectively. The Company entered into a term loan agreement with TCI on July 1, 2019, as amended (as one of these transactions), under which TCI may borrow up to $10 million from the Company. Under the terms of the agreement, TCI will pay interest on a quarterly basis at a rate of LIBOR (now SOFR) + 2.25 percent based on the average monthly balance for each preceding quarter. The unpaid principal balance together with any unpaid accrued interest and other unpaid charges or fees shall be due and payable at the end of the term, January 1, 2026. The Company may decline to advance funds under this agreement in the event of a default, which would constitute a failure to pay interest when due, failure to pay principal within fifteen days of due date or in the event any representation or warranty by TCI in connection with this agreement was untrue in any material respect at the time it was made. The loan balance is included in the net related party receivable as stated above ($2,723 and $720 at December 31, 2024 and December 31, 2023, respectively). The term loan agreement and amendment are filed as Exhibits 6.4 and 6.5, respectively, to this report.

The Company allocated $110 and $1,179 for the year ended December 31, 2024 and 2023, respectively, of office and related expenses to the TCI and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

On December 14, 2022, our subsidiary, TerraCycle US, LLC, acquired the Chicago Property for total purchase price of $5,700. In connection with this purchase, TerraCycle US, LLC entered into a financing arrangement with Citibank, N.A. (“Citibank”) with a principal amount of the loan at $4,560 with an annual interest rate of 5.21%. Monthly payments of $31 will be paid for 119 months until a final balloon payment of $2,899 becomes due December 14, 2032. In the event of prepayment, TerraCycle US, LLC will be required to pay liquidated damages with respect to interest shortfalls, including prepayment as a result of acceleration of the debt. In addition to a security interest in the Chicago Property, Citibank has a security interest in a TerraCycle US, LLC deposit account established with Citibank having a minimum balance of $100 and a security interest in all rents paid to TerraCycle US, LLC. We also have guaranteed the debt undertaken by TerraCycle US, LLC in the amount of $5,000 in principal plus interest, legal and remedial costs and expenses. The amount outstanding under the note payable was approximately $4,288 and $4,426 at December 31, 2024 and 2023, respectively.

On May 31, 2023, with the acquisition of CRS, the Company took on short term loans which are payable before December 31, 2023. No amounts were outstanding at December 31, 2024.

The Company contracts with various third-party properties for storage facilities on an as-needed basis. Storage facilities are on a month-to-month basis and not subject to lease agreements.

For details regarding the Company’s debt obligations and lease commitments, see Notes 8, 9 and 10 to the accompanying consolidated financial statements.

Trend Information

Management Plans

General Market Trends

1.	Future macroeconomic volatility and changes to tariffs and trade policies could have an unfavorable impact on the Company’s operating results. To mitigate these risks, the Company can and may implement price increases, reduce costs, defer capital improvements and/or access cash reserves or its untapped revolving credit facility to maintain liquidity.

2.	We believe that the market for our products and services will continue to improve if economic conditions in the United States remain consistent or improve.

Item 3. Directors and Officers

The table below sets forth the directors of our Company.

Name	Position	Employer	Age	Term of Office (if indefinite, give date appointed)
Tom Szaky	Director	TerraCycle US Inc.	42	August 2017
Richard Perl	Director	TerraCycle US Inc.	67	November 2017
Damian Finio	Director	TerraCycle US Inc.	55	December 2023
Daniel Rosen	Director	TerraCycle US Inc.	42	November 2017
David Zaiken	Director	TerraCycle US Inc	72	November 2017
Udi Laska	Director	TerraCycle US Inc	75	November 2017
Tom Miller	Director	TerraCycle US Inc.	70	November 2017
Marian Chertow	Director	TerraCycle US Inc.	69	November 2017

The table below sets forth the executive officers, directors, and significant employees of our parent company, TerraCycle, Inc. We contract about 60% of their time from our parent company.

Name	Position	Employer	Age	Term of Office (if indefinite, give date appointed)
Executive Officers:
Tom Szaky	Chief Executive Officer and Director	TerraCycle, Inc.	42	January 2003
Richard Perl	Chief Administrative Officer	TerraCycle, Inc.	67	February 2008
Damian Finio	Chief Financial Officer	TerraCycle, Inc.	55	October 2, 2023
Daniel Rosen	VP & General Counsel (also, VP of Global Administration since 2010)	TerraCycle, Inc.	42	June 2016
Directors:
Tom Szaky	Chief Executive Officer and Director	TerraCycle, Inc.	42	January 2003
Steven Russo	Director	TerraCycle, Inc.	62	August 2009
Brett Johnson	Director	TerraCycle, Inc.	53	August 2009
David Zaiken	Director	TerraCycle, Inc.	72	September 2013
Veronique Cremades-Mathis	Director	TerraCycle, Inc.	56	February 2021

Tom Szaky, Chief Executive Officer and Chairman of the Board of Directors of TerraCycle, Inc. and TerraCycle US Inc.

Tom is the founder and CEO of TerraCycle, Inc. He is a world-renowned entrepreneur, business leader, innovator and public speaker. Through TerraCycle, Tom has pioneered a range of business models that engage manufacturers, retailers and consumers in recycling products and packaging (such as beauty care and dental care waste, cigarette butts, coffee capsules and food packaging) that would otherwise be destined for landfill or incineration. To implement circular solutions for previously disposable materials, Tom had the foresight and courage to pioneer a business model that incorporates several distinct lines of business, so that TerraCycle could serve as a unique catalyst among market participants.

While a student at Princeton University, after winning multiple contests for his business plan for TerraCycle, Tom left school to develop the parent company. He is now an advisor to CEOs of some of the world’s largest consumer products companies. Tom is the author of three books, “Revolution in a Bottle” (2009, Portfolio), “Outsmart Waste” (2014, Berrett-Koehler) and “Make Garbage Great” (2015, HarperCollins). Tom created, produced, and starred in TerraCycle’s reality show, “Human Resources” which aired on Pivot TV from 2014-2016. Tom and TerraCycle have received over 200 social, environmental and business awards and recognition from a range of organizations including the United Nations, World Economic Forum, Forbes Magazine, Fortune Magazine, and the Environmental Protection Agency.

Richard Perl, Chief Administrative Officer of TerraCycle, Inc. and Director of TerraCycle US Inc.

Richard joined TerraCycle, Inc. in 2008. He has undergraduate, law and business degrees from Columbia University. For over 40 years, Richard worked within the “green” business world in which he has extensive long-term relationships. He was involved in a range of businesses, mediations and transactions in clean energy development, carbon credits, real estate and resort planning, international tax structuring, business planning and management, all with a green/mission focus. He is one of the founders of Social Venture Network and Threshold Foundation. He has worked internationally extensively, having been to Japan over 40 times and worked with businesses in India, South America, and Europe. At TerraCycle, Richard has overseen international growth of the parent company (from 1 to 20+ countries), strategic partnerships, investor relations and capital raising.

Damian Finio, Chief Financial Officer of TerraCycle, Inc. and Director of TerraCycle US Inc.

Prior to joining the Company, Damian served as Chief Financial Officer of Phibro Animal Health Corporation, a Nasdaq public company, between November 2020 and September 2023. Between February 2018 and November 2020, Damian served as Chief Financial Officer and Corporate Secretary of Teligent, Inc., a Nasdaq public company that is a global manufacturer and distributor of topical pharmaceutical products in the United States and injectible pharmaceutical products in Canada. He has over 30 years of financial management experience. From November 2015 through January 2018, Mr. Finio served as Chief Financial Officer of Virtus Pharmaceuticals LLC, a specialty pharmaceutical company covering a broad range of therapeutic areas. From August 2014 through November 2015, Mr. Finio was SVP Finance of Heritage Pharmaceuticals Inc. (now known as Avet Pharmaceuticals Inc.), a marketer of generic pharmaceutical products. He began his career in public accounting at KPMG LLP. Damian has a Bachelor of Science in Accounting from The Pennsylvania State University and an MBA from the University of Delaware, and is a (inactive) Certified Public Accountant and (inactive) Certified Treasury Professional.

Daniel Rosen, Vice President & General Counsel of TerraCycle, Inc. and Director of TerraCycle US Inc.

Daniel has held the position of Vice President & General Counsel at TerraCycle, Inc. since June 2016 after having spent the previous six years as its Vice President for Global Administration responsible for overseeing the parent company’s expansion into 20 foreign markets. Prior to joining TerraCycle, Inc., Daniel worked at the American Enterprise Institute in Washington, D.C., studying monetary policy. He holds a BA in Government from Cornell University and a JD from the University of Miami (FL) School of Law.

David Zaiken, Director of TerraCycle, Inc. and TerraCycle US Inc.

David has served on TerraCycle, Inc. Board of Directors since 2013 and TerraCycle US Inc. Board of Director since November 2017.  David is currently a Director of International and Corporate Tax at Webster Rogers LLP focused on building the firm’s consulting practice and navigating changes to tax regulations and global trade policies. Prior to joining Webster Rogers, David was a Managing Director at Grant Thornton LLP, focusing on International Tax and financial matters.  Before his stint at Grant Thornton, he was the Associate Vice President of International Tax Planning at Weatherford International, plc, from December 2013 until March 2017.  Prior to that he was a partner at Arthur Andersen, KPMG, and Alvarez and Marsal, where he was a senior international tax and financial consultant to numerous large global corporations and transactions.  David is a licensed CPA and a member of the AICPA. David holds a BBA in accounting from the University of Iowa and a Master in Taxation degree from the University of Texas at Austin.

Ehud “Udi” Laska, Director of TerraCycle US Inc.

Udi is an experienced senior investment banker and executive with a strong track record of funding, building, running and selling profitable and turn-around companies. Since August of 2018, Udi has been heading and supervising the investment banking activities of Strategic Capital Investments, LLC (C2M Securities). Udi is also the Chairman and CEO of Photonic Capital, Inc where he has served since 2015. Photonic Capital is a finance, sales and marketing company for the lighting retrofit market. Prior to joining Photonic, Udi served is a Director and a supervising CFO for 9 Lead Avenue, LLC, an Internet lead generation company from 2012 until 2015. From 2006-2012, Udi was President and CEO of Pelion Financial Group, Inc. a diversified financial service company he helped building. The group is composed of a pension plan administration company, a registered investment advisory company, an insurance agency and a full service broker/dealer. Among other prior engagements, Udi served as the Chairman & CEO of American Benefit Resources, Inc. (ABR), an integrated retirement benefits company. He built ABR through a series of acquisitions and at the time, it was the largest independent provider of pension administration and advisory in the country. Udi also served as a deputy CFO for Citicorp where he was responsible for long-term funding and capital compliance. He holds an undergraduate degree in engineering from the University of Massachusetts, a Masters of Science in Engineering from Brown University and an MBA from Stanford University.

Tom Miller, Director of TerraCycle US Inc.

Tom is CEO of Eagle River Capital, formed in 2017 to acquire, integrate and manage small waste collection companies in six Western US states. He has close to three decades of experience as an executive in the waste management business. From 2010 to 2016, he was Vice President for Mergers and Acquisitions for Progressive Waste Solutions, a $2 billion waste management company operating in the US and Canada. Prior to that, Tom worked at Republic Services, the second largest waste management company in the US, serving as Vice President and Regional Operations Manager. He graduated from Hanover College with a degree in Geology.

Marian Chertow, Director of TerraCycle US Inc.

Marian is a Professor of Industrial Environmental Management at the Yale School of Forestry & Environmental Studies, where she has served as Director of the Program on Solid Waste Policy and as Director of the Industrial Environmental Management Program since 1991. Her research and teaching focus on industrial ecology, business and environment, waste management, circular economy, and urban-industrial issues. She also holds academic appointments at the Yale School of Management and the National University of Singapore. Prior to her time at Yale, she spent ten years in environmental business and state and local government, including service as president of a large state bonding authority charged with developing a billion dollar waste infrastructure system. She currently serves on the Board of Directors of the Alliance for Research in Corporate Sustainability (ARCS) and the External Advisory Board of the Center for Energy Efficiency and Sustainability at Ingersoll Rand. Professor Chertow has a B.A. from Barnard College, and her M.P.P.M. and Ph.D. from Yale University.

Steven Russo, Director of TerraCycle, Inc.

Steve has been on TerraCycle, Inc. Board of Directors since 2009. With over 25 years in the industry, Steve is an accomplished leader in the Youth and Adult Handbag and Accessory market. A graduate of Wharton School of Finance, Steve worked in and studied the industry for ten years before founding FAB NY in 1997, the company where he still serves as President & CEO. FAB NY established itself as a key resource for Kid's Accessories and in 2003, with the acquisition of the industry dominant Pyramid Accessories, became a leader in the Kids Character License market, anchored by multi category license with Hello Kitty, as well as in depth partnerships with Nickelodeon, Hasbro and many others. In 2014, Steve made significant investments in E-Commerce Retailers, dELiA*s and Alloy Apparel which broadened his investment portfolio in the Fashion Industry.

Brett Johnson, Director of TerraCycle, Inc.

Brett joined TerraCycle Inc. Board of Directors in 2009. He is currently the Co-Chairman of the Phoenix Rising Football Club (www.phxrisingfc.com), a minor league professional soccer team, based in Phoenix, Arizona. From 2013 to 2015, Brett was a member of the Board of Directors, and the Chairman of the Compensation Committee, at Blyth Inc. (NYSE: BTH). Blyth is a $1 billion direct to consumer sales company and leading designer and marketer of accessories for the home and health & wellness products. During the same period, Brett was the President and Director of Greenwood Hall. Founded in 1997, Greenwood Hall is a full service education management firm. Greenwood Hall provides the infrastructure and student lifecycle solutions that enable post-secondary institutions to compete successfully in the global e-learning marketplace. In 2005, Brett founded Benevolent Capital, a private equity fund with investments in real estate, manufacturing and consumer brands, including Phoenix Rising FC, Octagon Partners, ArcherDX, TerraCycle, and NYC Office Suites.

Veronique Cremades-Mathis, Director of TerraCycle, Inc.

Veronique joined TerraCycle Inc. Board of Directors in 2021.  Ms. Cremades-Mathis was at Nestle for over thirty years.  Most recently she was the Global Head of Sustainable Packaging (2019-2021) in charge of the Sustainable Packaging transformational journey for the company across 100+ countries, 450 factories, 5000 production lines, leading the recycled food grade plastic market creation and supported the creation of Nestle Institute of Packaging Science.  Prior to that she was Global Head of Dairy, Food & Confectionery, Nestle Professional (2017-2019) and Managing Director & CEO, Nestle New Zealand (2011-2017).  Veronique holds a BA from Hotel Business School, and a Masters in Business and Food Science from Strasbourg University, France.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we compensated our three highest-paid directors and executive officers as follows:

Name	Employer	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)(2)	Total compensation ($)
Damian Finio	TerraCycle, Inc.	Chief Financial Officer,	$225,372	(1)	N/A	$225,372
Tom Szaky	TerraCycle, Inc.	Chief Executive Officer, Director	$107,038	(1)	N/A	$107,038
Daniel Rosen	TerraCycle, Inc.	General Counsel	$169,210	(1)	N/A	$169,210

(1)	TerraCycle, Inc. is the employer of the executive officers. Allocated amount varies by each executive, based on the amount determined each dedicates to the US operations, see “Item 5. Interest of Management and Others in Certain Transactions -- Intercompany Agreement” below.

(2)	The executives also received medical and health benefits, generally available to all salaried employees.

Our parent company did not provide any cash compensation to its board members for the year 2024. Each parent company board member was awarded approximately 3,722 restricted stock units in our parent company for their director service. All units vest immediately upon a change in control in the parent company and are not subject to forfeiture.

For the fiscal year ended December 31, 2024, we compensated the independent directors serving on our board with restricted stock units in our parent company with a value approximating $40,000 as a group. There are four independent directors serving on our board. Management directors are not compensated for director service. All units vest immediately upon a change in control in the parent company and are not subject to forfeiture.

Item 4. Security Ownership of Management and Certain Security Holders

The following table sets out, as of December 31, 2024, our voting securities that are owned by executive officers and directors, and other persons holding more than 10% of our voting securities, or having the right to acquire those securities.

TerraCycle US Inc. Beneficial Ownership Table

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common	TerraCycle, Inc.	500,000	N/A	100.0%
	121 New York Avenue,
	Trenton, NJ 08638
Class A Preferred Stock	ITOCHU Corporation Nobuyuki Tabata 107-8077 Japan	50,000	N/A	25.5%
	All Executive Officers and	107	N/A	< 0.1%
	Directors of TerraCycle US Inc.

The following table sets out, as of December 31, 2024, the voting securities of our parent company that are owned by executive officers and directors, and other persons holding more than 10% of our voting securities, or having the right to acquire those securities.

TerraCycle, Inc. Beneficial Ownership Table

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common, Preferred: Series A, B, C & E	Tom Szaky (2)	Common:	Common:	Common:
		8,205,898	26,997,773 (3)(4)	80.70% (5)

		Preferred Series: A: 4,357,143 B: 3,835,556 C: 244,000 E: 254,166		Preferred Series: A: 30.10% B: 18.74% C: 9.12% E: 2.43%
Common, Preferred: Series A, B, C & E	All Executive Officers and	Common:	Common:	Common:
	Directors of TerraCycle US Inc. (8 persons in the group) (2)	10,371,109	33,623,857 (3)(4)	87.57% (5)

		Preferred Series:		Preferred Series:
		A: 6,214,286		A: 42.93%
		B: 5,470,383		B: 26.73%
		C: 348,000		C: 13.01%
		E: 431,943		E: 4.14%

(1)	The address for all the executive officers and directors is c/o TerraCycle, Inc., 121 New York Avenue, Trenton, NJ 08638.
(2)	Includes shares held through Lorax Holdings LLC (“Lorax”), which 87% beneficially owned by Directors and Officers of the Company, specifically Tom Szaky (61%), Richard Perl (16%), and Daniel Rosen (10%). Lorax owns 4,481,581 shares of Common Stock, 7,142,857 shares of Class A Preferred Stock, 6,287,797 shares of Class B Preferred Stock, 400,000 shares of Class C Preferred Stock and 416,665 shares of Class E Preferred Stock. For most decisions, the voting control over Lorax is ultimately held by Tom Szaky. There are a limited number of circumstances that would require the vote of members holding 77% of the membership interests in Lorax.
(3)	Acquirable from the exercise of options.
(4)	Acquirable from the conversion of preferred shares.
(5)	This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

Item 5. Interest of Management and Others in Certain Transactions

Intercompany Agreement

We have amended and restated our main intercompany services agreement (now called the “License, Royalty and Reimbursement Agreement) with our parent. Under this agreement, our parent has and continues to provide trained and experienced executives, administrative and operational staff services in support of our business, either through direct and indirect experienced executive and support employees, as well as outsources support from third-part advisors.

The services covered under the License, Royalty and Reimbursement Agreement include: executive services, Sponsored Waste Program management, business development, corporate communication, program design, graphic presentation, engineering, financial reporting, human resources, information systems, insurance, internal audit, internet technology, legal, licensing and material sales, operational planning and oversight, and public relations training and management. In addition, through the License, Royalty and Reimbursement Agreement, TCI continues to make available its trademark, brand names, technology, processes and know-how.

As part of the restated License, Royalty and Reimbursement Agreement, payments for the provision of services and the use of intellectual property have been updated to reflect arms-length pricing in accordance with relevant US transfer pricing regulations under Internal Revenue Code Section 482, specifically based on the facts surrounding the transaction and the nature of the activities of the parties.

Company Funding to the Parent

On a regular basis, we advance funds to our parent to cover items such as payroll. At the same time, our parent incurs expenses on behalf of its subsidiaries including our Company, expenses which are charged on a quarterly basis. Finally, as indicated under the Tax Sharing Agreement section, we reimburse the parent for the federal income tax we would had paid had we not made use of the parent’s NOL carryforward. In the event the net of these transactions results in a net receivable from the parent, we charge the parent an interest of SOFR + 2.25%, accrued on a quarterly basis. At December 31, 2024 and 2023, we had a net receivable from the parent of $2,723 and $780 respectively.

Office Rental Agreements

We own two adjacent buildings at our headquarters at 121 New York Avenue and 21 Hillside Avenue, Trenton, NJ. The buildings are offices for our and our parent company’s staff. We have entered into rental agreements with our parent company for its pro rata use of the office space. In fiscal years 2024 and 2023, our parent company paid us approximately $343 and $280 in rent, respectively.

Item 6. Other Information

None.

Item 7. Financial Statements

TerraCycle US Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

TerraCycle US Inc.

Independent Auditors’ Report

Board of Directors

TerraCycle US Inc.:

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of TerraCycle US Inc. and its subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2024, and the related consolidated statements of operations, equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The accompanying consolidated financial statements of the Company as of December 31, 2023 and for the year then ended were audited by other auditors whose report thereon dated April 29, 2024, expressed an unmodified opinion on those financial statements.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG

Philadelphia, Pennsylvania

April 30, 2025

TerraCycle US Inc.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,	December 31,
	2024	2023
Assets
Current Assets
Cash	$4,337	$8,186
Accounts receivable, net of $273 and $120 respectively	5,175	5,313
Related party receivable, net	2,794	850
Note receivable	-	1,215
Inventory, net	1,431	1,635
Prepaid expenses and other current assets	511	1,252
Total current assets	14,248	18,451
Long term assets
Property, plant and equipment, net	10,827	9,227
Operating lease right-of-use assets	5,600	4,919
Goodwill	4,245	2,464
Other intangible assets, net	6,270	4,379
Total assets	$41,190	$39,440
Liabilities and Stockholders' Equity
Current liabilities
Current portion of long-term debt	$168	$181
Short-term operating lease liabilities	1,132	571
Accounts payable	1,486	1,188
Related party payables	292	279
Accrued redemption points	495	473
Accrued expenses and other current liabilities	2,718	1,526
Deferred tax liability	565	246
Deferred income	3,964	4,387
Total current liabilities	10,808	8,851
Long-term debt, net of current portion	4,273	4,554
Long-term operating lease liabilities	4,633	4,469
Total liabilities	19,726	17,874
Commitment and contingencies (note 10)
Stockholders' equity:
Common stock, par value $0.001 per share, 1,500,000 shares authorized:
500,000 shares issued and outstanding at December 31, 2024 and 2023	-	-
Preferred stock, par value $0.0001 per share; 500,000 shares authorized:
Non-voting Class A - 250,000 shares authorized: 196,173 and 196,142 shares issued and outstanding at December 31, 2024 and 2023, respectively;
liquidation preference of $196,173 at December 31, 2024	-	-
Additional paid-in capital	18,751	18,751
Retained earnings	2,713	2,815
Total stockholders' equity	21,464	21,566
Total liabilities and stockholders' equity	$41,190	$39,440

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.

Consolidated Statements of Operations

(In thousands)

	Year Ended	Year Ended
	December 31, 2024	December 31, 2023
Net sales	$43,125	$43,283
Cost of sales	17,317	19,548
Gross profit	25,808	23,735
Operating expenses
Selling, general and administrative expenses	24,543	22,382
Foreign currency exchange	5	2
Total operating expenses	24,548	22,384
Income from operations	1,260	1,351
Other (income) expenses:
Interest income	(267)	(245)
Interest expense	270	254
Other expense	24	-
Total other expenses	27	9
Income before provision for income taxes	1,233	1,342
Provision for income taxes	382	389
Net income	$851	$953

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.

Consolidated Statements of Equity

(In thousands)

	Common Stock		Preferred Stock		Additional Paid in	Retained	Total Stockholders'
	Amount	Shares	Amount	Shares	Capital	Earnings	Equity
Balance at January 1, 2023	$-	500	$-	196	$18,748	$4,188	$22,936
Non-voting Class A preferred stock warrants exercised	-	-	-	-	3	-	3
Dividend distribution	-	-	-	-	-	(2,326)	(2,326)
Net income	-	-	-	-	-	953	953
Balance at December 31, 2023	-	500	-	196	18,751	2,815	21,566
Dividend distribution	-	-	-	-	-	(953)	(953)
Net income	-	-	-	-	-	851	851
Balance at December 31, 2024	$-	500	$-	196	$18,751	$2,713	$21,464

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.

Consolidated Statements of Cash flows

(In thousands)

	Year Ended	Year Ended
	December 31, 2024	December 31, 2023
Cash flows from operating activities
Net income	$851	$953
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	439	269
Depreciation	494	319
Deferred tax provision	210	394
Bad debts	153	(254)
Loss on disposal of property and equipment	24	-
Operating lease assets	860	548
Changes in operating assets and liabilities:
Accounts receivable, net	375	1,065
Related party receivables, net	(1,944)	2,470
Inventory, net	203	75
Prepaid expenses and other current assets	780	(469)
Note receivable	1,215	(1,215)
Accounts payable	191	339
Related party payables	13	24
Accrued redemption points	22	31
Accrued expenses and other current liabilities	105	(496)
Operating lease liabilities	(815)	(509)
Deferred income	(423)	(683)
Net cash provided by operating activities	2,753	2,861
Cash flows from investing activities
Purchase of property and equipment	(700)	(238)
Proceeds from sale of property and equipment	10	-
Purchase of building improvements	(1,179)	(1,692)
Acquisition of business, net of cash acquired	(3,486)	(6,613)
Net cash used in investing activities	(5,355)	(8,543)
Cash flows from financing activities
Repayment of long-term debt	(294)	(309)
Proceeds from exercise of warrants	-	3
Dividends paid	(953)	(2,326)
Net cash used in financing activities	(1,247)	(2,631)
Net decrease in cash	(3,849)	(8,313)
Cash, beginning of year	8,186	16,499
Cash, end of year	$4,337	$8,186
Supplemental disclosure of cash flow data:
Interest paid	$240	$237
Cash paid for operating leases	$978	$611
Cash paid for income taxes	$67	$962

See accompanying notes to consolidated financial statements.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

Note 1 - Organization

TerraCycle US Inc. ("TCUSI") was incorporated on August 14, 2017 under the laws of the State of Delaware. At the same date, TerraCycle US LLC (“LLC”) which had been incorporated on September 16, 2013 under the laws of the State of Delaware, transferred 100% of its membership units to TCUSI, becoming a 100% owned operating subsidiary of TCUSI. LLC has three US operating subsidiaries that are also 100% wholly owned. As used herein, the "Company" refers to TCUSI and its subsidiaries. All the operating activities are conducted under LLC and subsidiaries, while TCUSI has only holding company activities.

The Company is a subsidiary of TerraCycle, Inc. (“TCI” or “Parent Company”). The consolidated financial statements include certain assumptions and estimates to allocate a reasonable share of TCI’s corporate overhead to the Company through a global management fee so that the accompanying consolidated financial statements reflect substantially all costs of doing business. For the years ended December 31, 2024 and 2023, overhead charges, which are primarily comprised of compensation and related benefits, were approximately $11,005 and $10,824, respectively. Corporate charges related to overhead were allocated to the Company based on revenue relative to the total consolidated revenues of the Parent Company.

The Company designs and manages programs to collect a wide range of non-recyclable waste materials for recycling or repurposing. Such materials are either sold as is, processed into a form which can be used by a manufacturer, or in some cases, manufactured into an eco-friendly product, which is sold directly to consumers. In addition, TerraCycle Regulated Waste (“TCRW”), a subsidiary of LLC, is a sustainable solutions and technologies company with products and services designed to enable companies to implement comprehensive environmental programs for their facilities, focusing on regulated waste (e.g., fluorescent lamps, batteries and e-waste).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with US generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of TCUSI and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the revenue and expenses reported for the periods covered by the financial statements and certain amounts disclosed in the accompanying notes to the consolidated financial statements. Actual amounts could differ from those estimates and assumptions. The estimates affecting the consolidated financial statements include, but are not limited to, revenue calculations, allowance for credit losses, inventory provision, useful lives and impairment of long-lived assets, income tax provision, right-of-use assets, operating lease liabilities, fair value of assets acquired and liabilities assumed in a business acquisition and commitments and contingencies.

Segment Information

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the CODM. The CODM reviews financial information presented for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, management has defined the business in four segments: 1) Sponsored Waste (“SW”), 2) Zero Waste Boxes (“ZWB”), 3) Material Sales (“MS”), and 4) Regulated Waste (“RW”).

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

Accounts Receivable and Allowance for Credit Losses

The Company accounts for trade receivables at original invoice amount less a reserve for credit loss based on a review of all outstanding amounts. The allowance for credit loss is the Company’s best estimate of the credit losses in existing accounts receivable. The Company monitors the financial performance, historical and expected collection patterns of the Company’s customers so that it can properly assess and respond to changes. Past due balances are reviewed individually for collectability. Account balances are charged against the allowance when it is probable the receivable will not be recovered. The allowance for credit losses was $273 and $120 as of December 31, 2024 and 2023, respectively.

Note Receivable

On September 12, 2023, the Company through LLC, entered into a loan agreement with a waste processing facility in Canada operating as Services De Consultations Sinclair Inc. (“SCS). TC US LLC, being the sole customer to SCS, extended the loan to cover the cost of equipment needed by SCS to process waste collected for processing materials LLC collected. The balance of the note receivable was $0 and $1,215, at December 31, 2024 and 2023, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and accounts receivable. The Company maintains cash balances with high-credit quality financial institutions. At times, cash may exceed federally insured limits. These financial institutions have strong credit ratings and management believes the credit risk related to these deposits is minimal.  The Company has not historically experienced any related losses.

The Company routinely assesses the financial strength of its customers and establishes an allowance for credit losses based upon factors surrounding the credit risk of specific customers, historical trends, and other information. The Company writes off accounts receivable as a charge to the allowance for credit losses when, in the Company's estimation, it is probable that the receivable is not collectible.

Long-Lived Assets

Depreciation and amortization for property, plant and equipment and finite life intangible assets is computed and included in cost of goods sold and in selling, general and administrative expense, as appropriate. Long-lived assets, consisting primarily of property, plant and equipment, are stated at cost less accumulated depreciation. Property, plant and equipment are depreciated using the straight-line method, based on the estimated useful lives of the assets (buildings – 39 years, machinery and equipment – 5 to 7 years, computer hardware and software – 3 to 5 years, furniture and fixtures – 7 years, automobiles – 5 years, leasehold improvements – shorter of estimated useful life or lease term). Depreciation commences in the year the assets are placed into use. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is reflected in other expense in the accompanying consolidated statements of operations.

Finite life intangible assets consist primarily of patents, trademarks, certifications, permits, customer contracts and customer relationships, and amortized over periods ranging from five to fifteen years. Capitalized costs of finite life-intangible assets are amortized on a straight-line basis over their estimated useful life. Amortization expense amounted to $439 and $269 for the years ended December 31, 2024 and 2023, respectively.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

The Company assesses the recoverability of the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the assets exceed the estimated future cash flows, then an impairment charge is recognized for the amount by which the carrying amount of the assets exceed the fair value of the assets. There were no events that would indicate an impairment as of December 31, 2024 and 2023.

Goodwill

Goodwill represents the excess of the consideration paid in an acquisition over the fair value of identifiable net assets acquired. Goodwill is not amortized but instead is subject to impairment testing on an annual basis, and between annual tests whenever events or changes in circumstances indicate that the fair value may be below its carrying amount. Impairment testing for goodwill is done at a reporting unit level in accordance with Accounting Standards Update (“ASU”) 2017-04 which is the RW segment in footnote 14. The Company is required to make certain assumptions and estimates regarding the fair value of the reporting units containing goodwill when assessing for impairment. Changes in the fact patterns underlying such assumptions and estimates could ultimately result in the recognition of impairment losses. The Company considers qualitative factors as part of its annual impairment assessment to determine whether it is more likely than not that a reporting unit’s carry value exceeds its fair value. If its qualitative assessment indicates that goodwill impairment is more likely than not, the Company will perform a quantitative impairment test. Alternatively, the Company may bypass the qualitative test and initiate a quantitative goodwill impairment testing, comparing the fair value of the reporting unit to its carrying value, including goodwill.

If the fair value of a reporting unit exceeds its carrying value, the Company concludes no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds its fair value, the Company will record a goodwill impairment loss for the amount by which the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of the reporting unit’s goodwill. In 2024, the Company changed its annual impairment testing date from December 31 to October 1. The Company believes this change in the method of applying an accounting principle is preferable, as it allows for a more robust fair value assessment. This change in annual testing date does not delay, accelerate, or avoid an impairment charge. A significant amount of judgement is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in the Company’s expected future cash flows; a significant adverse change in legal factors or in the business climate of its segments; unanticipated competition; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of goodwill and the Company’s consolidated financial results. The Company performed a quantitative impairment assessment with no impairment charges recorded for the years ended December 31, 2024 and 2023, respectively.

Foreign Currency Transactions

The Company accounts for its foreign currency transactions in accordance with the Financial Accounting Standards Board (FASB) ASC Topic 830, Foreign Currency Matters. Transactions affecting revenues and expenses are generally translated at the exchange rate in effect on the transaction date. For the years ended December 31, 2024 and 2023, the Company recognized a foreign currency transaction loss of $5 and $2, respectively.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

Income Taxes

The Company follows the FASB guidance, specifically ASC 740-10, Uncertain Tax Positions, for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires evaluations of tax positions taken or expected to be taken while preparing the Parent Company’s tax returns to determine whether the tax positions will more-likely-than-not be sustained when challenged or when examined by the applicable tax authority. Tax positions not deemed to meet the more-likely-than not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction however, the 2021 through 2023 tax years are still subject to tax examinations at the federal, state, and local level.

Inventory

Inventory, which consists of post-consumer waste, supplies and finished goods, is stated at the lower of cost or net realizable value. The Company uses estimates in determining the level of reserves required to state inventory at the lower of cost or net realizable value. The Company’s estimates are based on market activity levels for slow-moving items and the physical condition of the products. Changes in any of these factors may result in adjustments to the carrying value of inventory.

Revenue Recognition

Revenue is recognized when (1) a contract with a customer exists, (2) performance obligations promised in a contract are identified based on the products or services that will be transferred to the customer, (3) the transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring products or services to the customer, (4) the transaction price is allocated to the performance obligations in the contract, and (5) the Company satisfies performance obligations.

The Company has various recycling programs for which revenue is generated. The Company enters into agreements with customers under various programs that seek to recycle their products or packaging through a sponsored collection or zero waste program. If the Company receives an up-front payment (annual fee and sometimes an exclusivity fee) to allow the customers to use the Company logo on its packages and advertise that the Company is a partner, revenue recognition is deferred and recorded to income over the term of the contract which usually spans one year, with some contracts as long as three years. An unearned amount related to such fees of $2,148 and $3,079 is included in deferred income at December 31, 2024 and 2023, respectively.

The Company also receives a variable fee, usually billed monthly, for the collection and recycling of waste. Revenue is deferred until such waste is processed. An unearned amount of $1,816 and $1,307 is included in deferred revenue at December 31, 2024 and 2023, respectively.

Merchandise sold is recorded as revenue upon shipment.

Shipping Costs

Shipping and handling costs are included in cost of sales. For the years ended December 31, 2024 and 2023, shipping and handling costs were $5,254 and $6,687, respectively.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

Advertising Costs

The Company expenses the costs of advertising as incurred. For the years ended December 31, 2024 and 2023, advertising expenses amounted to $1,163 and $1,079, respectively.

Accrued Redemption Points

Participants of certain waste collection programs earn points (usually two points) per unit or weight (usually pounds) collected depending on each specific program’s rules. These points can be redeemed every six months for payments to charitable 501(c)(3) organizations. Points not redeemed are cancelled after one year, as long as participants have not had activity in their account for the past twelve months. The Company recognizes a liability for the outstanding points not yet redeemed. As of December 31, 2024 and 2023, this liability amounted to $495 and $473, respectively.

Recently Adopted Accounting Pronouncements

Segment Reporting (Topic 280). In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”) to improve the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. The amendments in ASU 2023-07 apply to all public entities that are required to report segment information in accordance with Topic 280, Segment Reporting. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023. The Company adopted the new standard as of December 31, 2024, with retrospective application. This change did not have a significant impact on the Company’s financial statements and disclosures. See Note 14 – Segments for further discussion.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 apply to all entities that are subject to Topic 740, Income Taxes with certain amendments only applicable to public business entities. The amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024. The Company plans to adopt ASU 2023-09 at the effective date. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses to improve the disclosures about a public business entity’s expense in commonly presented expense captions. The amendments in this Update apply to all public business entities and effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

Note 3 – Acquisition

For acquisitions, the Company allocates the purchase price to assets acquired and liabilities assumed as of the date of acquisition based on the estimated fair values at the date of acquisition. The excess of the fair value of the purchase consideration over the fair values of the identifiable assets and liabilities is recorded as goodwill. Management makes significant estimates and assumptions when determining the fair value of assets acquired and liabilities assumed. These estimates include, but are not limited to, discount rates, projected future net sales, projected future expected cash flows, useful lives, attrition rates, royalty rates and growth rates. These measures are based on significant Level 3 inputs not observable in the market.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

The acquisitions are accounted for in accordance with FASB ASC Topic 805, Business Combinations (“ASC 805”). Under ASC 805, the aggregate amount of consideration paid by the Company is allocated to net tangible assets and intangible assets based on their estimated fair values as of the acquisition date and consolidated with those of the Company. The Company considers the distribution network, operating cash flows, and future expected revenue and earnings to be generated when determining the purchase price of the acquisition. The fair value of acquired intangible assets relates to certifications and permits, current contracts, and customer relationships. The Company retained an independent third-party appraiser to assist management in its valuation of the acquisition.

2024 Acquisition

On September 1, 2024, the Company acquired 100% of the securities of North Coast Recycling Services, LLC (“NCRS”) for a total Purchase Price of $4,573, net of cash acquired. NCRS provides specialty waste handling and recycling services in the New England area of the United States.

The Company believes that the information gathered to date provides a reasonable basis for the valuation of the fair value of assets acquired and liabilities assumed but the purchase price allocation for this acquisition is preliminary. The Company has recorded preliminary estimates for the acquisition and will record adjustments, if any, to the preliminary amounts upon finalization of the valuation. Such changes are not expected to be significant. The Company expects to complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

The following table summarizes the purchase price allocation based on the fair values of the assets acquired and liabilities assumed at the date of acquisition.

NCRS Acquisition
Cash consideration	$3,613
Note payable	1,087
Working capital adjustment	33
Total purchase price	$4,733
Asset acquired:
Cash	$160
Accounts receivable	390
Prepaid expenses	39
Fixed assets	249
Operating lease asset	721
Goodwill	1,781
Customer relationships	2,330
Total assets	5,670
Less liabilities assumed:
Accounts payable	(107)
Short-term operating lease liability	(185)
Deferred liability	(109)
Long-term operating lease liability	(536)
Total liabilities	(937)

Net assets acquired	$4,733

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

The acquisition resulted in the recognition of goodwill in the Company’s consolidated financial statements because the purchase price exceeded the net tangible asset value and reflects the future earnings and cash flow potential of the acquired business. Goodwill from the acquisition is deductible for tax purposes.

The customer relationships asset is being amortized on a straight-line basis over a period of 15 years. Acquired fixed assets will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Customer relationships was valued using the multi-period excess earnings method of the income approach valuation.

Net sales and net income attributable to the acquisition from the date of acquisition through December 31, 2024, were $1,439, and $135, respectively. The Company incurred expenses related to transaction fees of approximately $46. These transaction fees have been expensed in selling, general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2024.

Pro Forma Financial Information (Unaudited): The unaudited pro forma results presented below include the results of the NCRS acquisition as if it had been consummated as of January 1, 2023. The unaudited pro forma results include the amortization associated with acquired intangible assets and the estimated tax effect of adjustments to income before income taxes. Material non-recurring charges, including direct acquisition costs, directly attributable to the transaction are excluded. In addition, the unaudited pro forma results do not include any expected benefits of the acquisition. Accordingly, the unaudited pro forma results are not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been consummated as of January 1, 2023.

	Year Ended December 31,
	2024	2023
Pro forma net sales	$45,779	$47,472
Pro forma net income	1,703	2,124

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

2023 Acquisition

On May 31, 2023, the Company acquired 100% of the securities of Complete Recycling Solutions, LLC (“CRS”) for total Purchase Price of $6,649. CRS is a lighting and electronic waste recycling solutions company with locations in Fall River, Massachusetts and Somerset, New Jersey. CRS recycles mercury-bearing lamps, electronics and cathode ray tubes, mercury devices, batteries, PCB and Non-PCB lighting ballasts.

The following table summarizes the purchase price allocation based on the fair values of the assets acquired and liabilities assumed at the date of acquisition.

CRS Acquisition
Cash consideration	$6,577
Working capital adjustment	72
Total purchase price	$6,649
Asset acquired:
Cash	$36
Accounts receivable	697
Inventory	59
Other current assets	133
Fixed assets	766
Operating lease asset	3,949
Goodwill	1,511
Certifications and permits	1,472
Current contracts	79
Customer relationships	2,076
Total assets	10,778
Less liabilities assumed:
Accounts payable	(9)
Short-term operating lease liability	(320)
Other current liabilities	(171)
Long-term operating lease liability	(3,629)
Total liabilities	(4,129)

Net assets acquired	$6,649

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

The acquisition resulted in the recognition of goodwill in the Company’s consolidated financial statements because the purchase price exceeded the net tangible asset value and reflects the future earnings and cash flow potential of the acquired business. Goodwill from the acquisition is deductible for tax purposes.

The customer relationships and certification and permits assets are being amortized on a straight-line basis over a period of 15 years. The current contracts are being amortized on a straight-line basis over a period of 5 years. Acquired fixed assets will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Current contracts and customer relationships were valued using the multi-period excess earnings method of the income approach valuation, while certifications and permits were valued using the replacement cost new less depreciation method of the cost approach valuation.

Net sales and net income attributable to the acquisition from the date of acquisition through December 31, 2023, were $3,250, and $261, respectively. The Company incurred expenses related to transaction fees of approximately $242. This transaction fees have been expensed in selling, general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2023.

Note 4 - Inventory

Inventory consists of the following:

	2024	2023
Raw Materials	$1,307	$1,683
Finished Goods	314	177
	1,621	1,860
Less reserve for obsolete inventory	(190)	(225)
Inventory, net	$1,431	$1,635

Note 5 - Property and Equipment

Property and equipment, net consists of the following as of December 31, 2024 and 2023:

	Estimated	December 31,	December 31,
	Useful lives	2024	2023
Land		$32	$32
Vehicles	5 years	294	271
Machinery and equipment	7 years	1,554	1,072
Buildings and improvements	39 years	10,078	8,898
Computer equipment	3 years	79	379
Furniture and fixtures	7 years	37	55
		12,074	10,707
Less accumulated depreciation		(1,247)	(1,480)
Property and equipment, net		$10,827	$9,227

For the years ended December 31, 2024 and 2023, depreciation expense amounted to approximately $494 and $319, respectively. During the year, the Company disposed and wrote-off $1,366 in assets, with a carrying value of $1,332 resulting in a loss on disposal of $34 with $10 received in cash.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

Note 6 – Goodwill and Intangible Assets

Goodwill is tested at the reporting unit level annually for impairment and if necessary, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In 2024, the Company changed its annual testing date from December 31 to October 1. The Company believes this change in the method of applying an accounting principle is preferrable, as it will alleviate the resource constraints that historically existed during the fourth quarter. This change in annual testing date does not delay, accelerate, or avoid an impairment charge. There was no impairment of goodwill as a result of the Company’s annual impairment assessments conducted for the years ended December 31, 2024 and 2023.

The following table sets forth the changes in the carrying amount of Goodwill for the year ended December 31, 2024:

Consolidated
Balance as of December 31, 2022	$953
Acquisition	1,511
Balance as of December 31, 2023	2,464
Acquisition	1,781
Balance as of December 31, 2024	$4,245

Intangible assets represent the value assigned to patents and trademarks, customer relationships and certifications and permits. These intangibles are being amortized on a straight-line basis and consist of the following:

	Estimated	December 31,	December 31,
	Useful lives	2024	2023
Patents and trademarks	15 years	$1,557	$1,557
Certification and permits	15 years	1,472	1,472
Customer relationships	15 years	4,406	2,076
Other intangibles	5 years	79	79
		7,514	5,184
Less accumulated amortization		(1,244)	(805)
Intangible assets, net		$6,270	$4,379

Amortization expense for the years ended December 31, 2024 and 2023 was approximately $439 and $269, respectively.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

Estimated future amortization expense at December 31, 2024 for the next five years and in aggregate are as follows:

Year	Amount
2025	$561
2026	519
2027	511
2028	511
2029	511
Thereafter	3,657
Total	$6,270

Note 7 - Related Party Transactions

On a regular basis, the Company enters various transactions with TCI (its parent) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly global management fee charge from TCI, as well as the Company funding TCI with cash to cover such items as payroll. On December 31, 2024 and December 31, 2023, the Company had a net related party short term receivable from TCI in the amount of $2,723 and $720, respectively. On December 31, 2024 and December 31, 2023 the Company has a net related party receivable from other subsidiaries of TCI in the amount of $12 and $130, respectively, and has a net related party payable to other subsidiaries of TCI in the amount of $292 and $279, respectively. The Company entered into a term loan agreement with TCI on July 1, 2019, as amended (as one of these transactions), under which TCI may borrow up to $10 million from the Company. Under the terms of the agreement, TCI will pay interest on a quarterly basis at a rate of LIBOR (now SOFR) + 2.25 percent based on the average monthly balance for each preceding quarter. The unpaid principal balance together with any unpaid accrued interest and other unpaid charges or fees shall be due and payable at the end of the term, January 1, 2026. The Company may decline to advance funds under this agreement in the event of a default, which would constitute a failure to pay interest when due, failure to pay principal within fifteen days of due date or in the event any representation or warranty by TCI in connection with this agreement was untrue in any material respect at the time it was made.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

Note 8 – Line of Credit

On August 15, 2024, the Company entered into a Business Loan Agreement (“Line of Credit”) with Citibank N.A. This agreement provides for an up to $5,000 on demand revolving credit facility to finance ongoing working capital needs. Borrowings on the line of credit are secured by the assets of the Company. The Line of Credit requires the Company to comply with two financial covenant requirements. A minimum income and cash flow requirement debt service coverage ratio and tangible net worth requirement leverage ratio. Borrowings on the line of credit will bear interest at a variable rate subject to change from time to time based on changes in an independent index equal to the Adjusted Term Secured Overnight Financing Rate (“SOFR”). This is the rate per annum equal to Term SOFR for an interest period of one month’s duration plus 0.11448% (11.448 basis point). If Adjusted Term SOFR at any time is less than 0.50%, Adjusted Term SOFR shall at such tines be deemed to be 0.50%. As of December 31, 2024, the Company had no outstanding balance on the Line of Credit.

Note 9 - Debt Obligations

On March 27, 2014, the Company entered a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. On February 7, 2024, the Company paid off the principal and accrued interest of $132. The mortgage note was payable in monthly installments of $2 which includes principal plus interest at 5.75%. The mortgage note payable was secured by the building. The amount outstanding under the mortgage note payable was $0 and $135 on December 31, 2024 and 2023, respectively.

On May 26, 2016, the Company entered a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note matures on May 25, 2031 and is payable in monthly installments of $2, which includes principal plus interest at 4.50%. The amount outstanding under the mortgage note payable was $154 and $174 at December 31, 2024 and 2023, respectively.

On December 14, 2022, the Company secured a mortgage note payable with Citibank, N.A. The note matures on December 14, 2032 and is payable in monthly installments of $31, which includes principal plus interest at 5.21%, and a balloon payment of $2,899 due on December 14, 2032. The note payable is collateralized by the building. The amount outstanding under the note payable was $4,288 and $4,426 on December 31, 2024 and 2023, respectively.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

Estimated future annual maturities of debt, excluding capital lease obligations, as of December 31, 2024 are as follows:

Years ended December 31,	Amount
2025	$168
2026	178
2027	187
2028	197
2029	207
Thereafter	3,504
Total	$4,441

Note 10 - Commitments and Contingencies

Leases

Under ASU Topic 842, Leases, the Company determined if an arrangement is a lease at inception. Right-of-use (“ROU”) assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. The rate implicit to the Company’s leases are not readily determinable. The Company utilizes a risk-free discount rate based on the information available at commencement date in determining the present value of lease payments. The ROU assets also includes any lease payments made prior to commencement and is recorded net of any lease incentives received and net of the deferred rent balance on the date of implementation. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

The Company leases office spaces, equipment and various properties for storage facilities. Many of the Company’s operating leases include one or more options to renew at the Company’s sole discretion. The lease renewal option terms are generally for 12 months after the end of the original lease term. The determination of whether to include any renewal options in the lease term is made by the Company at lease inception when establishing the term of the lease. Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheet as of December 31, 2024 and 2023.

Lease expense for operating leases is recognized on a straight-line basis over the lease term from the lease commencement date through the scheduled expiration date. Short-term lease expenses are leases with an initial term of 12 months or less not capitalized by the Company. Variable costs include certain lease arrangements that require periodic increases in the Company’s base rent that may be subject to certain economic indexes, among other items. In addition, variable costs include a portion of the lease arrangement where the Company pays property taxes, utilities and other costs related to several of its leased office facilities that fluctuate based on the actual amounts incurred by the Company’s lessor. In December of 2023, the Company entered into a contract to sublease its TCRW facility for the remainder of its lease term ending May 31, 2027.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

Lease expense included in the consolidated statements of operations for the years ended December 31, 2024 and 2023 is shown below:

	December 31, 2024	December 31, 2023
Operating lease expense	$1,023	$650
Short-term lease expense	636	431
Variable lease cost	353	481
Sublease rental income	(443)	(35)
Total lease expense	$1,569	$1,527

The following is a schedule, by years of maturities of lease liabilities as of December 31, 2024:

Years Ending December 31,	Total Operating Lease Payments
2025	$1,132
2026	1,078
2027	784
2028	616
2029	509
Thereafter	2,568
Total minimum lease payments	$6,687
Less amount representing imputed interest	(922)
Present value of lease obligations	$5,765

Weighted average remaining lease term (years)	3.7
Weighted average discount rate	3.82%

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

Note 11 - Benefit Plan

The Company maintains a 401(k) Profit Sharing Plan and Trust (the “401(k) Plan”) for qualified employees who elect to participate. The terms of the 401(k) Plan define qualified employees as those who work an average of thirty hours a week or more and have completed at least thirty days of service. The Company matches employee contributions equal to 100% of salary deferrals that do not exceed 3% of employee compensation plus 50% of salary deferrals between 3% and 5% of employee compensation. For the years ended December 31, 2024 and 2023, the Company recognized expense amounting to $236 and $201, respectively, which is included in either cost of sales or selling, general and administrative expenses in the consolidated statements of operations depending on where the respective employee’s salary is recorded.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

Note 12 - Income Tax Provision

The provision for income taxes consists of the following:

	Year Ended	Year Ended
	December 31, 2024	December 31, 2023
Current:
Federal	$140	$(86)
State	32	82
Total current provision (benefit)	172	(4)
Deferred:
Federal	196	351
State	14	42
Total deferred provision	210	393
Total income tax provision	$382	$389

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which differences are expected to reverse.

Significant components of the Company's deferred tax liability for federal income taxes as of December 31, 2024 and December 31, 2023 consisted of the following:

	December 31,	December 31,
	2024	2023
Deferred tax asset:
Lease liability	$1,557	$1,257
Inventory reserve	113	116
Accrued expenses	42	19
Federal net operating loss and AMT credits	-	49
Other assets	-	3
Deferred tax asset	1,712	1,444
Deferred tax liability:
Right-of-use asset	(1,512)	(1,227)
Property and equipment	(627)	(463)
Other assets	(138)	-
Deferred tax liability	(2,277)	(1,690)
Net deferred tax	$(565)	$(246)

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

The Company does not have unrecognized tax benefits as of December 31, 2024 or December 31, 2023. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

Effective January 1, 2022, the Company is subject to mandatory capitalization of Section 174 research and development expenditures. The capitalized expenses are subject to amortization over five and fifteen years for expenses incurred within the U.S. and outside of U.S., respectively.

A reconciliation of income tax benefit at the statutory federal income tax rate and income taxes as reflected in the financial statements as of December 31, 2024 and 2023 is as follows:

Rate Reconciliation	2024	2023
Federal tax benefit at statutory rate	21.0%	21.0%
State tax, net of federal benefit	3.6	12.9
Deferred tax	0.1	(0.1)
Permanent differences	2.0	0.5
Other	4.3	(5.2)
	30.0%	29.1%

The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company’s 2021-2023 tax years remain open and subject to examination.

Note 13 – Stockholders’ Equity

Voting Right, the holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The holders of Non-Voting Class A Preferred Stock (“Class A Preferred Stock”) do not hold any voting or consent rights.

Dividends, the Company must declare a dividend equal to at least 50% of its after-tax profits earned in the prior fiscal year (as determined in the sole discretion of the board of directors) to be paid to the holders of its Common Stock and Class A Preferred Stock pro rata based on the relative number of shares that are outstanding as of the applicable record date.

TerraCycle US Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share data)

Liquidation Preference, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Class A preferred stock are entitled to receive $1.00 per share from the assets of the Company available for distribution to its stockholders before any payment of such amount to the holders of Common Stock.

Repurchase Option, the Company has an irrevocable option to repurchase any or all shares of Class A Preferred Stock under defined circumstances following 18 months of issuance at a price equal to the greater of the original issue price plus any declared but unpaid dividends or the fair market value.

Conversion, upon the closing of the sale of shares of Common Stock to the public in a public offering, each outstanding share of Class A Preferred Stock shall automatically be converted into one share of Common Stock and such share may not be reissued by the Company.

Note 14 - Segments

The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results the Chief Executive Officer who is also the CODM regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. The Company measures the results of its segments using, among other measures, each segment’s net sales and operating income, which includes certain corporate overhead allocations. The CODM does not review expense items at a level lower than those presented in the table below.

Information for the Company’s segments, as well as certain corporate operating and non-operating results that are used internally to measure and evaluate the business, including the reconciliation to income before income taxes, and is provided in the following table:

	SW	ZWB	MS	RW	CORP	TOTAL
Year Ended December 31, 2024
Net Sales	$12,804	15,343	2,598	12,885	(505)	43,125
Income (loss) before income taxes	$(861)	1,588	(481)	380	607	1,233

Year Ended December 31, 2023
Net Sales	$15,004	16,193	2,572	9,665	(151)	43,283
Income (loss) before income taxes	$218	1,231	(344)	315	(77)	1,343

The documents  listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation (1)
2.2	Bylaws (1)
6.1	License, Royalty and Reimbursement Agreement #
6.2	Rental Agreements (1)
6.3	GRN Movement Agreement (2)
6.4	Term Loan Agreement (3)
6.5	Amendment to Term Loan Agreement (3)
6.6	HBS Agreement (4)*
6.7	Purchase and Sale Agreement (4)*
6.8	First Amendment to Purchase and Sale Agreement (4)
6.9	Second Amendment to Purchase and Sale Agreement (4)
6.10	Third Amendment to Purchase and Sale Agreement (4)
6.11	Guaranty and Pledge Agreement (4)
6.12	Independent Contractor Agreement (5)*
6.13	Grant of Restricted Stock Units (5)

#	Filed herewith.
*	Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.
(1)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734)
(2)	Filed as an exhibit to the TerraCycle US Inc. Annual Report on Form 1-K (filed May 2, 2022, and incorporated herein by reference).
(3)	Filed as an exhibit to the TerraCycle US Inc. Semiannual Report on Form 1-SA (filed September 27, 2022, and incorporated herein by reference).
(4)	Filed as an exhibit to the TerraCycle US Inc. Annual Report on Form 1-K (filed May 1, 2023, and incorporated herein by reference).
(5)	Filed as an exhibit to the TerraCycle US Inc. Semiannual Report on Form 1-SA (filed September 26, 2024, and incorporated herein by reference).

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Trenton, New Jersey, on April 30, 2025.

TerraCycle US Inc.

By:	/s/ Tom Szaky
Tom Szaky
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Tom Szaky
Chief Executive Officer and Director
April 30, 2025

/s/ Damian Finio
Chief Financial Officer (Chief Accounting Officer) and Director
April 30, 2025

/s/ Richard Perl
Chief Administrative Officer and Director
April 30, 2025

/s/ Daniel Rosen
General Counsel and Director
April 30, 2025

/s/ David Zaiken
Director
April 30, 2025

/s/ Ehud Laska
Director
April 30, 2025